July 20, 2017

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Form AW - Request for Withdrawal
       First Trust Exchange-Traded Fund II
       Registration on Form N-1A
       Post-Effective Amendment No. 128
       (Registration Statement File Nos. 333-143964, 811-21944)

Ladies and Gentleman:

      On behalf of the First Trust ZyFin India Quality and Governance ETF (the "Fund"), a series of First Trust Exchange-Traded Fund II (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust's Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. Post-Effective Amendment No. 128 was originally filed with the Securities and Exchange Commission on October 3, 2016. No securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust's Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND II

By:      /s/ James M. Dykas
         --------------------------
         James M. Dykas,
         President and Chief Executive Officer